UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2020

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ nº 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 384TH MEETING OF THE BOARD OF DIRECTORS OF

TELEFÔNICA BRASIL S.A. HELD ON NOVEMBER 01, 2020

1.  DATE, TIME AND PLACE: November 01, 2020, at 5:00 p.m., exceptionally held remotely, due to the COVID-19 pandemic, pursuant to the article 19, paragraph 1 of the Internal Regulations of the Board of Directors and of the Technical and Advisory Committees of Telefônica Brasil S.A. (“Company”).

2.  CALL NOTICE AND ATTENDANCE: The call was made pursuant to the Company’s Bylaws. The member of the Company’s Board of Directors, who sign these minutes, were present, therefore having a quorum under the terms of the Bylaws. The General Secretary and Legal Officer, Mr. Breno Rodrigo Pacheco de Oliveira, was present as Secretary of the Meeting.

3.  PRESIDING BOARD: Eduardo Navarro de Carvalho – Chairman of the Meeting; Breno Rodrigo Pacheco de Oliveira – Secretary of the Meeting.

4.  AGENDA AND DELIBERATION: Initially, it was presented to the members of the Board of Directors a proposal of transaction involving: (i) segregation and consequent transfer of cybersecurity activities developed by the Company for Telefônica Cibersegurança e Tecnologia do Brasil Ltda. (“CyberCo Brasil”), which will start to develop products related to the activities of cybersecurity; and (ii) the subsequent sale, by the Company, of the totality of quotas issued by CyberCo Brazil to Telefónica Cybersecurity Tech, S.L., an entity subsidiary of Telefónica, S.A. (“TTech”), as well as the execution of certain contracts to establish a business relationship between the Company and CyberCo Brasil, which will become the exclusive provider of cybersecurity services for Company (“Transaction”).

The Transaction will allow the Company, as an exclusive distributor of Cyberco Brasil, to be strengthened in the cybersecurity market by expanding its portfolio of products and services. In addition, the Company will benefit from greater competitiveness due to the global scale of the partner dedicated to such activities.

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TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ nº 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 384TH MEETING OF THE BOARD OF DIRECTORS OF

TELEFÔNICA BRASIL S.A. HELD ON NOVEMBER 01, 2020

The Transaction also ensures continuity in the provision of cybersecurity services by the Company's B2B area to its customers, since it includes the celebration of certain contracts that regulate the provision of services between CyberCo Brasil and the Company.

In this regard, the members of the Board of Directors deliberated as described below:

4.1.       Approval of the Transaction, including the sale of the totality of quotas of Telefônica Cibersegurança e Tecnologia do Brasil Ltda. held by the Company.

The members of the Board of Directors unanimously approved the proposal presented, authorizing, therefore, the Company to carry out the Transaction and sell the totality of quotas issued by CyberCo Brasil held by the Company for TTech, for the total amount of R$ 116,411,026.03 (one hundred and sixteen million, four hundred eleven thousand, twenty-six reais and three cents), based on an independent external report prepared by a specialized company. The members of the Board of Directors also approved the ratification of the previous acquisition by the Company of the totality of quotas issued by CyberCo Brasil, held by Terra Brasil Networks Brasil S.A., wholly-owned subsidiary of the Company, according to material presented at the Meeting.

In this purpose, the Board of Directors authorized the Company’s Officers to take all necessary measures to execute the Transaction, in particular the execution of the Quota Purchase Agreement between the Company and TTech, and all other documents necessary for the Transaction, including, without limitation: (i) the respective contractual amendment of CyberCo Brasil, and (ii) any other document that is necessary for the implementation of the Transaction.

5.      CLOSING: Since there was no other business to be transacted, the meeting was closed by the Chairman of the Board of Directors, and these minutes were drawn-up. São Paulo, November 01, 2020. (aa) Eduardo Navarro de Carvalho – Chairman of the Board of Directors. Members of the Board of Directors: Ana Theresa Masetti Borsari; Antonio Carlos Valente da Silva; Christian Mauad Gebara; Claudia Maria Costin;

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TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ nº 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 384TH MEETING OF THE BOARD OF DIRECTORS OF

TELEFÔNICA BRASIL S.A. HELD ON NOVEMBER 01, 2020

Francisco Javier de Paz Mancho; José María Del Rey Osorio; Juan Carlos Ros Brugueras; Julio Esteban Linares Lopez; Luiz Fernando Furlan; Narcís Serra Serra and Sônia Julia Sulzbeck Villalobos. Secretary of the Meeting: Breno Rodrigo Pacheco de Oliveira.

I hereby certify that this is a faithful copy of the minutes of the 384th Meeting of the Board of Directors of Telefônica Brasil S.A., held on November 01, 2020, which was drawn-up in the proper book.

Breno Rodrigo Pacheco de Oliveira

Secretary of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	November 3, 2020	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director